Exhibit 99.31

BURCON NUTRASCIENCE CORPORATION
1946 West Broadway
Vancouver, British Columbia V6J 1Z2
Telephone: (604) 733-0896
Facsimile: (604) 733-8821

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO OUR SHAREHOLDERS:

Burcon NutraScience Corporation’s (the "Corporation") Annual Meeting (the "Meeting") will be held on September 9, 2010, at 10:00 a.m. (Vancouver time) in the Strategy Room 320 Room at The Morris J. Wosk Centre for Dialogue, 580 West Hastings Street, Vancouver, British Columbia, V6B 1L6, for the following purposes:

a)	to receive the report of the directors;

b)	to receive the audited financial statements of the Corporation for the fiscal year ended March 31, 2010, together with the report of the auditors thereon;

c)	to appoint auditors and to authorize the directors to fix their remuneration;

d)	to elect directors for the ensuing year;

e)	to transact such other business as may properly come before the Meeting or any adjournment of the Meeting; and

f)	to consider any amendment to or variation of any matter identified in this Notice.

Our Management Proxy Circular, Annual Report and form of proxy accompany this Notice. The Management Proxy Circular contains details of matters to be considered at the Meeting and the Annual Report includes the audited financial statements of the Corporation for the year ended March 31, 2010.

If you are unable to attend the Meeting in person and wish to ensure that your shares will be voted at the Meeting, you must complete, date, execute and deliver the accompanying form of proxy by fax at 1-866-249-7775 (within North America) or (416) 263-9524 (outside North America), by hand or by mail to Computershare Investor Services Inc. at Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular.

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If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Management Proxy Circular to ensure that your shares will be voted at the Meeting.

DATED at Vancouver, British Columbia on July 26, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

"Johann F. Tergesen"

Johann F. Tergesen

President and Chief Operating Officer

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